TrippBio, Inc.



ANNUAL REPORT

10151 Deerwood Park Blvd

Jacksonville, FL 32256

0

TrippBio.com

This Annual Report is dated October 28, 2024.

BUSINESS

TrippBio, Inc. ("TrippBio" or the "Company") is a C-Corp. organized under the laws of the state of Florida on May 25, 2020. The Company was originally incorporated as Denovo Spinup Corporation on May 1, 2020.

The Company is in the pre-revenue stage. The Company's products are currently in development and are not available for sale. Please see our Future Roadmap below for a description of our anticipated regulatory timeline.

TrippBio, Inc. was created to commercialize new applications of existing drugs to fight infectious diseases. Currently, these efforts are focused on battling the multiple respiratory viruses currently impacting the world, including COVID, Influenza and RSV.

By investigating existing (de-risked) drugs, overall development costs and significantly reduced development timelines can be achieved, potentially adding value to the world's affected population, and rewarding shareholders. As evidenced by the COVID-19 pandemic, the world cannot afford to wait for new drugs to be developed, and TrippBio is prepared to help. In 2020, Dr. Ralph Tripp, Professor and Georgia Research Alliance Chair in Animal Health Vaccine and Therapeutic Development at the University of Georgia, identified an existing medication that has been in use for decades, has an outstanding safety record, and was showing impressive results in laboratory testing against the SARS-CoV-2 virus that causes COVID-19, Influenza, and Respiratory Syncytial Virus (RSV). Based upon those laboratory results, TrippBio realized that this drug, probenecid, has the potential to be used against these and potentially other respiratory viruses both as a prophylactic (preventative) and therapeutic (treatment).

On May 21, 2020 TrippBio signed a worldwide, exclusive, intellectual property license agreement in all fields-of-use with the non-profit University of Georgia Research Foundation (UGARF) that covers certain inventions and technology related to the evaluation, testing and clinical trials of probenecid. TrippBio will pay UGARF a royalty of 5% on net sales of products sold or distributed by TrippBio. TrippBio will pursue the testing and clinical trials needed to seek FDA approval for the new therapeutic indication using probenecid in the prevention and treatment of COVID-19, Influenza and RSV. The agreement is equity-based and includes a royalty percentage based on the net sales of licensed products.

The Science:

The drug repurposing by the researchers involved a systematic approach that identified the cellular elements required for viruses to replicate. Probenecid was selected because it affects the action of the Organic Anion Transporter-3 (OAT3) pathway, which is responsible for transporting viral material within human cells. This is important because viruses cannot replicate on their own - they must commandeer host cells to build copies of themselves.

"In host cells, viral molecules are made and packaged within the cell and the OAT-3 gene is a gatekeeper for this action," explains Tripp. "SARSCoV-2 uses OAT-3 to move its own materials around the cell. So, if we inhibit this gene, we stop the virus from replicating," Tripp continues. By targeting the host cell, the team seeks to circumvent possible mutations in the virus—a common pitfall in the development of antiviral therapies. "In viruses, specifically RNA viruses like SARS-CoV-2, antiviral therapies lose efficacy due to mutations— often within a year. Their host cells rarely, if ever, change. By finding a drug that acts upon the host cell, we can inhibit the replication of this virus theoretically forever," explains Tripp. Probenecid has been assessed by Dr. Tripp and his team at the University of Georgia to be effective at inhibiting SARSCoV-2 replication in-vitro at nano-molar to micro-molar drug concentrations. In these viral neutralization assay lab tests, probenecid was able to reduce the plaque formation (clear spots where cells were destroyed by the virus) by over 90%.

We have completed a Phase 2 randomized, placebo-controlled, single-blind, dose-range finding study in non-hospitalized patients with symptomatic, mild-to-moderate COVID-19 where the results showed that oral treatment resulted in a significant, dose-dependent decrease in the time to viral clearance and a significantly higher proportion of patients reporting complete symptom resolution by Day 10. This is an important result as it confirms the clinical relevance of the non-clinical data and since the MOA is the same for all viruses, it significantly increases the probability of success for our influenza and RSV clinical studies. We are currently in discussions with the FDA about starting our phase 3 confirmatory study.

We have also recently published the results of a head-to-head comparison against oseltamivir in a mouse model of influenza A and B infection which found a significantly better response for PanCytoVir than oseltamivir.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $184,644.00
Number of Securities Sold: 46,161
Use of proceeds: Operations
Date: December 09, 2021
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $500,000.00
Number of Securities Sold: 54,054
Use of proceeds: Operations
Date: September 07, 2022
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $189,000.00
Number of Securities Sold: 450,000
Use of proceeds: Operations
Date: December 19, 2022
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $500,000.00
Number of Securities Sold: 1,190,476
Use of proceeds: Operations
Date: April 28, 2023
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $7,100.00
Number of Securities Sold: 16,904
Use of proceeds: Operations
Date: March 18, 2024
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $15,000.00
Use of proceeds: Initial payment for PK studies
Date: August 28, 2024
Offering exemption relied upon: 506(b)


REGULATORY INFORMATION



The company has not previously failed to comply with the requirements of Regulation Crowdfunding;



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION



AND RESULTS OF OPERATION


Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

TrippBio was originally formed on May 1, 2020. We have been operating continually since that time without revenue generation. The TrippBio Team Members are fully or primarily on a deferred compensation structure, allowing the company to operate with minimal cash burn rate. Angel Investor funds and a small Reg CF have been used for operational and R&D expenses, and as additional funds are required, additional funding rounds are initiated. TrippBio can continue this process for years, but progress will be slow without a successful larger round (such as a StartEngine Reg CF).

Foreseeable major expenses based on projections:

Expenses for $618k raise:

Reg CF organizational expenses: $35,000

StartEngine Platform fees: $33,990

Fed/Fasted Study: $40,000

Relative Bioavailability study: $30,000

UGa Special Projects research: $30,000

R&D Trial Material: $100,000

UGa Patent Maintenance: $61,800

Advertising: $61,800

Financial Audit: $15,000

Salaries: $127,500

G&A: $82,910

Expenses for additional $4.4 million (assuming the Company increases its offering maximum):

Influenza Phase 2 Study start: $1,000,000

COVID-19 IND Filing: $50,000

COVID-19 Phase 3 Study start: $2,000,000

RSV IND Filing: $50,000

Other R&D: $300,000

G&A: $1,000,000

Future operational challenges:

Since our drug (PanCytoVir) is a repurposed use for a generic drug, we must be strategic in our commercial rollout to reduce or eliminate off-label competition. We have a comprehensive strategy to combat this type of competition that includes our granted method of use patent as well as the development of a liquid oral suspension version of PanCytoVir. The PanCytoVir oral suspension is designed to not be bioequivalent to the generic 500 mg tablet, so it will not be generically interchangeable with the tablet, and it will not be therapeutically interchangeable with the generic tablet.

Future challenges related to capital resources:

Drug development and FDA approval are very expensive, and even after we have raised the full amount through the Reg CF, substantial additional funds will be required to achieve approval in all the indications we have envisioned for the drug.

COVID-19, Influenza and RSV are viruses and may evolve in ways that would alter the clinical development strategy and regulatory approval process. The Company will work with key opinion leaders and regulatory affairs experts to help mitigate these challenges, which we anticipate will incur capital costs.

Future milestones and events:

The PK study that is in process, along with every additional milestone or clinical trial that is completed, has the potential to provide a significant positive impact on our company metrics.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $337.00. [*The Company intends to raise additional funds through an*

equity financing.]

Debt

Creditor: Convertible Note

Amount Owed: $15,000.00

Interest Rate: 12.0%

Convertible debt in which the outstanding principal plus interest can be converted to common stock at a 25% discount to the current market rate.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Martin

David Martin's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer and Director
Dates of Service: August, 2020 - Present

Responsibilities: David is the Chief Executive Officer of the company charged with leading the scientific and corporate affairs as well as a member of the Board of Directors. Pursuant to an executed agreement, David receives deferred compensation of $125 per hour (totaling roughly $250,000 per year). No proceeds from this offering will be used towards David's deferred compensation payments.

Other business experience in the past three years:

Employer: DFH Pharma
Title: Chief Development Officer
Dates of Service: November, 2011 - Present
Responsibilities: David manages the pre-clinical, regulatory, and clinical functions of this company. It is developing a maturation inhibitor for the treatment of HIV infection.

Name: Richard Saye Still
Richard Saye Still's current primary role is with PERSOWN, Inc. Richard Saye Still currently services 10-20 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Financial Officer and Director
Dates of Service: May, 2020 - Present

Responsibilities: As CFO, Richard manages the company's finances, financial personnel and financial vendors. Richard receives a deferred salary for this role and earned $10,936 in 2023 for this role.

Other business experience in the past three years:

Employer: PERSOWN, Inc
Title: CFO
Dates of Service: May, 2020 - Present
Responsibilities: Part of my time has been spent as CFO of this company.

Other business experience in the past three years:

Employer: SpinUp Corporation
Title: CFO
Dates of Service: April, 2019 - Present
Responsibilities: Provide CFO services.

Name: Ralph Allen Tripp III
Ralph Allen Tripp III's current primary role is with University of Georgia. Ralph Allen Tripp III currently services 2-10 hours hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Scientific Officer
Dates of Service: June, 2024 - Present

Responsibilities: Ralph's main focus is on developing translational disease intervention strategies for emerging respiratory viruses. Ralph currently receives periodic stock option bonuses for this role.

Other business experience in the past three years:

Employer: University of Georgia
Title: Professor
Dates of Service: April, 2024 - Present
Responsibilities: Investigates the mechanisms of immunity and disease pathogenesis associated with respiratory virus infection to better understand the conceptual and functional differences between innate and adaptive immune responses, which provide the foundation necessary to facilitate vaccine and antiviral therapeutic protocols.

Name: Frederick Dominick Sancilio
Frederick Dominick Sancilio's current primary role is with Clearway Global, LLC. Frederick Dominick Sancilio currently services 2-10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: March, 2020 - Present
Responsibilities: Frederick is a Director and is also leading the pharmaceutical dosage development effort. Frederick receives deferred compensation of $15,000 per month for this role.

Other business experience in the past three years:

Employer: Alpha Cognition, Inc.
Title: Formerly President and Head of Development
Dates of Service: July, 2019 - December, 2023
Responsibilities: Together with other founders, Alpha Cognition contracted me and my company to conduct the entire development operations of its only product called Alpha-1062 for Alzheimer's disease. The contract and term of our agreement ended when the product was submitted to the FDA for approval in January 2023. The Company increased in value from $5M to >$60M today as a result.

Other business experience in the past three years:

Employer: Clearway Global, LLC
Title: Co-Founder and CEO
Dates of Service: January, 2018 - Present
Responsibilities: I am CEO of Clearway Global, a service provider to small and start-up pharmaceutical and biotech companies. We help small companies advance products that increase the equity value of the young company. We also invest in projects that we feel have a low risk and we further reduce risk during the engagement.

Other business experience in the past three years:

Employer: Lobe Sciences, Ltd.
Title: Board Member and Contractor
Dates of Service: July, 2024 - Present
Responsibilities:

Name: William Douglas Meadow
William Douglas Meadow's current primary role is with PERSOWN, Inc. William Douglas Meadow currently services 2-10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Chairman
Dates of Service: October, 2019 - Present
Responsibilities: Founding Chairman, strategic planning, recruiting. William currently receives deferred compensation of $30,000 per year for this role.

Other business experience in the past three years:

Employer: PERSOWN, Inc
Title: Chairman & CEO
Dates of Service: October, 2019 - Present
Responsibilities: I provide executive leadership for our team members to help build systems to enable people to PERSonally OWN their health data.

Other business experience in the past three years:

Employer: SpinUp Corporation
Title: Chairman & CEO
Dates of Service: April, 2018 - Present
Responsibilities: Provide leadership to manage consultants who identify promising patents developed by University professors.

Other business experience in the past three years:

Employer: LocatorX, Inc.
Title: Founding Board Member
Dates of Service: October, 2017 - Present
Responsibilities: I am a board member and advisor to CEO, CFO & CTO.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: William Meadow
Amount and nature of Beneficial ownership: 7,062,000
Percent of class: 12.1%

Stockholder Name: University of Georgia Research Alliance
Amount and nature of Beneficial ownership: 14,124,000
Percent of class: 24.3

Title of class: Series A Stock

Stockholder Name: William Meadow
Amount and nature of Beneficial ownership: 470,800
Percent of class: 100.0%

RELATED PARTY TRANSACTIONS

Name of Entity: SpinUp Corporation

Names of 20% owners: William Meadow

Relationship to Company: SpinUp Corporation is the second largest stockholder of TrippBio after the University of Georgia Research Foundation. SpinUp is 100% owned by William Meadow. SpinUp owns 11.9% of TrippBio's fully diluted shares and it owns 100% of the Series A Preferred shares.

Nature / amount of interest in the transaction: Effective May 15, 2020, the Company entered into a shared services agreement with SpinUp. Under the shared services agreement, SpinUp and TrippBio have the right to borrow and advance funds to each other from time to time as needed and SpinUp may charge or allocate to the Company costs it incurs on behalf of the Company.

Material Terms: As of December 31, 2023 and 2022, the Company had a net liability to SpinUp of $281,868 and $353,457, respectively, which are included in due to related parties in the accompanying balance sheets.

Name of Entity: PERSOWN, Inc.

Names of 20% owners: William Meadow

Relationship to Company: PERSOWN, like TrippBio was a company created by SpinUp Corp and PERSOWN has many of the same shareholders as TrippBio.

Nature / amount of interest in the transaction: Persown, from time-to-time, will advance funds or pay certain operating expenses of the Company. These advances are entered into the books of both companies.

Material Terms: As of December 31, 2023 and 2022, TrippBio had a net liability to Persown of $176,251 and $113,215, respectively.

Name of Entity: Quality Chemical Laboratories, Inc. ("QCL")

Names of 20% owners: We do not have this information.

Relationship to Company: QCL is a vendor and a shareholder of TrippBio.

Nature / amount of interest in the transaction: QCL purchased 4.0% of TrippBio's fully diluted shares.

Material Terms: QCL invested in TrippBio by investing cash of $500,000 and R&D services valued at $500,000.

Name of Entity: University of Georgia Research Foundation

Names of 20% owners: We do not have this information.

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: During 2020, the Company signed a licensing agreement with University of Georgia Research Foundation ("UGARF) to exclusively make, use, import, and offer for sale, licensed products of UGARF (the "License Agreement"). UGARF owns the patents on using probenecid for the treatment of COVID-19.

Material Terms: In consideration for the license, the Company agreed to issue common shares of the Company to UGARF that now constitutes approximately 24% of the total fully diluted common shares. In addition, the Company agreed to pay UGARF a royalty of 5% on net sales of licensed products sold by the Company or under sublicense agreements. As part of the licensing agreement, the Company agreed to reimburse UGARF for patent expenses incurred by UGARF. At December 31, 2023 and 2022, accrued unreimbursed patent expenses due to UGARF of $118,152 and $53,740 respectively, were included in due to related parties on the balance sheets.

Name of Entity: Clearway Global, LLC

Names of 20% owners: Fred Sancilio

Relationship to Company: Fred Sancilio is a Director of TrippBio, and his company, Clearway Global provides advisory services to TrippBio.

Nature / amount of interest in the transaction: Clearway Global provides a network of professional biopharma experts who can help companies evaluate a new product concept, determine a global regulatory pathway, and connect them with the right team to get it funded and done. Their team has guided dozens of small to mid-sized pharmaceutical ventures through the development maze and successfully completed entire drug development programs in record time.

Material Terms: TrippBio pays Clearway a deferred consulting fee equal to $10,000 per month, and a retainer fee of $5,000 per month that is accrued on TrippBio's books. As of December 31, 2023 and 2022, the Company had accrued fees due to Clearway of $502,472 and $318,000, respectively, which were included in due to related parties in TrippBio's balance sheet.

Name of Entity: Richard Still, David Martin, Ralph Tripp, William Meadow

Relationship to Company: Director

Nature / amount of interest in the transaction: Richard Still, David Martin and William Meadow are Directors of the Company. Ralph Tripp is the Chief Science Officer. All of these individuals provided operating funds to the company by investing in the Convertible Note.

Material Terms: This convertible note provided a 12% interest rate, and the holder has the option of converting to common stock at a price of $0.315 per share, which is a 25% discount to the current market value of $0.42/share.

OUR SECURITIES

The company has authorized Common Stock, Series A Stock, and Bridge Round - Convertible Loan 2024. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,471,428 of Common Stock.

Common Stock

The amount of security authorized is 99,500,000 with a total of 58,625,825 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 25,937,394 shares to be issued pursuant to stock options issued.

Dividends

Subject to provisions of law and Section B of this Article 5 of these Articles of Incorporation, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

Liquidation

Subject to provisions of law and Section B of this Article 5 of these Articles of Incorporation, upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, after the payment of provisions for payment of all debts and liabilities of the Corporation and all preferential amounts to which the holders of the Series A Stock shall be entitled to share ratably in the remaining assets of the Corporation available for distribution.

Series A Stock

The amount of security authorized is 500,000 with a total of 470,800 outstanding.

Voting Rights

227 votes for each share of Series A stock (reflecting 22:1 stock split)

Material Rights

Voting Rights

Each holder of record of Series A Stock shall be entitled to 227 votes for each share of Series A Stock standing in such holders' name on the books of the corporation on any issue allowing for stockholder votes. Except as voting rights, Series A Stock, all shares of Series A Stock shall be identical to Common Stock.

Series A Stock can vote on the following matters:

a) Change of control transaction

b) Any amendment to the Articles of Incorporation or Bylaws that changes the rights of the Series A Preferred

c) Issuance of new classes of stock that changes the rights of the Series A Preferred.

Additionally, a majority of the holders of the Series A Preferred is entitled to appoint 1 member to the Board and 1 independent shareholder to be a member of the Board.

Liquidation

Subject to provisions of law and Section B of this Article 5 of these Articles of Incorporation, upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, after the payment of provisions for payment of all debts and liabilities of the Corporation and all preferential amounts to which the holders of the Series A Stock shall be entitled to share ratably in the remaining assets of the Corporation available for distribution.

Bridge Round - Convertible Loan 2024

The security will convert into Option of converting to common stock. and the terms of the Bridge Round - Convertible Loan 2024 are outlined below:

Amount outstanding: $15,000.00

Interest Rate: 12.0%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Option to convert is available upon execution, and available till loan is fully repaid.

Material Rights

Equity Bonus. As an additional incentive to the lender, the following bonuses are available based on the loan amounts provided:

a. From $1,000.00 to $4,999.99: No additional bonus

b. From $5,000.00 to $9,999.00: Borrower shall issue to the Lender one hundred (100) shares of TrippBio common stock for every $1,000.00 in loan amount.

c. From $10,000.00 and above: Borrower shall issue to the Lender one hundred (200) shares of TrippBio common stock for every $1,000.00 in loan amount.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim

updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational PanCytoVir or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype to commercialize new applications of existing drugs to fight infectious diseases. Delays or cost overruns in the development of our new applications of existing drugs to fight infectious diseases and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances

of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Tripp Bio, Inc. was formed on 05/25/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tripp Bio, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that commercializing new applications of existing drugs to fight infectious disease is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company

is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's

operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 28, 2024.

TrippBio, Inc.

By   /s/ *Richard S Still*

Name: TrippBio, Inc.

Title: CFO

Exhibit A

FINANCIAL STATEMENTS

TrippBio, Inc.

Financial Statements
Years ended December 31, 2023 and 2022



TrippBio, Inc.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
TrippBio, Inc.

We have reviewed the accompanying financial statements of TrippBio, Inc. which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of TrippBio, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Ponte Vedra Beach, Florida
June 24, 2024

238 Ponte Vedra Park Drive, Ponte Vedra Beach, FL 32082 | T:904-280-2053 | F:904-280-2055 | PivotCPAs.com


TrippBio, Inc.
Balance Sheets
(Unaudited)


	December 31,			
	2023		2022	

Assets

Current assets:				
Cash	$	337	$	11,613
Total assets	$	337	$	11,613


Liabilities and Stockholders' Deficit


Current liabilities:				
Accounts payable and accrued expenses	$	376,100	$	293,708
Due to related parties		2,518,962		1,898,824
Total current liabilities		2,895,062		2,192,532
Commitments and contingencies (Notes 4, 8)				
Stockholders' equity:				
Common stock, $0.001 par value		2,460		880
Series A preferred stock		-		-
Paid-in capital		1,544,509		882,290
Accumulated deficit		(4,441,694)		(3,064,089)
Total stockholders' deficit		(2,894,725)		(2,180,919)
Total liabilities and stockholders' deficit	$	337	$	11,613


The accompanying notes are an integral part of these financial statements.


TrippBio, Inc.
Statements of Operations
(Unaudited)

		Year ended December 31,		
		2023		2022
Operating expenses:				
Professional fees	$	887,757	$	1,208,677
Product research and development		378,053		341,738
General and administrative expenses		111,795		37,293
Total operating expenses		1,377,605		1,587,708
Operating loss before income taxes		(1,377,605)		(1,587,708)
Provision for income taxes		-		-
Net loss	$	(1,377,605)	$	(1,587,708)

The accompanying notes are an integral part of these financial statements.

TrippBio, Inc.
Statement of Stockholders' Deficit
(Unaudited)

	Common Shares	Common Stock	Preferred Shares	Preferred Stock	Paid-in Capital	Retained Deficit	Total
January 1, 2022	1,338,721	$ 376	21,400	$ -	$ 193,794	$ (1,476,381)	$ (1,282,211)
QCL stock issued	594,594	27	-	-	249,973	-	250,000
QCL equity compensation	594,594	27			249,973	-	250,000
Stock split adjustment	28,113,141	-	449,400	-	-	-	-
Issued stock (blocks)	450,000	450	-	-	188,550	-	189,000
Net loss	-	-	-	-	-	(1,587,708)	(1,587,708)
December 31, 2022	31,091,050	880	470,800	-	882,290	$ (3,064,089)	$ (2,180,919)
Issued stock (blocks)	390,000	390	-	-	163,409	-	163,799
QCL stock issued	595,238	595	-	-	249,405	-	250,000
QCL equity compensation	595,238	595	-	-	249,405	-	250,000
Net loss	-	-	-	-	-	(1,377,605)	(1,377,605)
December 31, 2023	32,671,526	$ 2,460	470,800	$ -	$ 1,544,509	$ (4,441,694)	$ (2,894,725)

The accompanying notes are an integral part of these financial statements.

TrippBio, Inc.
Statements of Cash Flows
(Unaudited)

		Year ended December 31,		
		2023		2022
Cash flows from operating activities:				
Net loss	$	(1,377,605)	$	(1,587,708)
Equity compensation		250,000		250,000
Adjustments to reconcile net loss to net cash used in operating activities				
Change in assets and liabilities				
Increase (decrease) in accounts payable and accrued expenses		82,392		(396,207)
Net cash used in operating activities		(1,045,213)		(1,733,915)
Cash flows from financing activities:				
Issuance of common stock, net		413,799		439,000
Net borrowings from related parties		620,138		1,296,134
Net cash provided by financing activities		1,033,937		1,735,134
Net change in cash		(11,276)		1,219
Cash at beginning of period		11,613		10,394
Cash at end of period	$	337	$	11,613

The accompanying notes are an integral part of these financial statements.

1. **Description of Business Summary of Significant Accounting Policies**

Description of Business

TrippBio, Inc. (the "Company" or "TrippBio") was incorporated in the State of Florida on May 1, 2020. The Company was created to commercialize new applications of existing drugs to fight infectious diseases. The Company is currently focused on developing innovative applications to prevent and treat serious RNA viruses including SARS-CoV-2, Influenza, RSV, and Long COVID.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all bank deposits and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Income Taxes

The Company accounts for income taxes under FASB ASC 740 "Income Taxes." Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. The Company has determined that there are no uncertain tax positions requiring recognition in the Company's financial statements.

The Company is subject to income tax in the U.S. federal jurisdiction and in various states.

2.   Summary of Significant Accounting Policies (Continued)

Equity-Based Compensation

The Company accounts for equity-based employee compensation in accordance with ASC 718 *Compensation-Stock Compensation* as amended by ASU 2016-09 *Compensation-Stock Compensation (Topic 718)* ("ASU 2016-09") which requires measurement of the grant-date value at fair value of the awards, and recognition of the cost on a straight-line basis over the employees' requisite service period. ASU 2016-09 allows the Company to elect to switch from measuring options at fair value to intrinsic value and to account for forfeitures as they occur. Equity instruments issued to nonemployees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest.

Recently Issued Accounting Pronouncements

The adoption of recently issued accounting pronouncements did not have a significant impact on results of operations, financial position or cash flows.

3.   Going Concern

TrippBio's financial statements for the year ended December 31, 2023 and 2022, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

Management plans to continue as a going concern and believes that current available resources will not be sufficient to fund the Company's operations over the next 12 months. The Company's ability to continue to meet its obligations and to achieve its business objectives is dependent upon, among other things, raising additional capital or generating sufficient revenue in excess of costs. At such time as the Company requires additional funding, the Company will seek to secure such additional funding from various possible sources, including the public equity market, private financings, collaborative arrangements and debt. If the Company raises additional capital through the issuance of equity securities or securities convertible into equity, stockholders will experience dilution, and such securities may have rights, preferences or privileges senior to those of the holders of common stock. If the Company raises additional funds by issuing debt, the Company may be subject to limitations on its operations, through debt covenants or other restrictions. There can be no assurance that the Company will be able to raise additional funds or raise them on acceptable terms. If the Company is unable to obtain financing on acceptable terms, it may be unable to execute its business plan, the Company could be required to delay or reduce the scope of its operations, and the Company may not be able to pay off its obligations, if and when they come due. The Company will continue to work with various funding sources to secure additional debt and equity financing. However, the Company cannot offer any assurance that it will be successful in executing the aforementioned plans to continue as a going concern.

The Company's financial statements do not include any adjustments that might result from the inability to implement or execute its plans to improve our ability to continue as a going concern.

4.   Related Party Transactions

SpinUp Corporation

SpinUp Corporation ("SpinUp") is a stockholder of TrippBio and has financial and managerial control of the Company. The mission of SpinUp is to create new technology companies based on innovative and patented research from university scientists. SpinUp licenses the technology patents, provides all operational, accounting and database systems, recruits the executive officers and board members and provides all the marketing expertise and assets to effectively drive equity or debt financing. Effective May 15, 2020, the Company entered into a shared services agreement with SpinUp. Under the shared services agreement, SpinUp and TrippBio have the right to borrow and advance funds to each other from time to time as needed and SpinUp may charge or allocate to the Company costs it incurs on behalf of the Company. As of December 31, 2023 and 2022, the Company had a net liability to SpinUp of $281,868 and $353,457, respectively, which are included in due to related parties in the accompanying balance sheets.

Persown, Inc.

Persown, Inc. ("Persown"), a related party with common ownership with TrippBio, is a biotechnology research company with a mission to make low-cost point-of-care diagnostic testing and secure patient data available globally. Persown, from time-to-time, will advance funds or pay certain operating expenses of the Company. As of December 31, 2023 and 2022, the Company had a net liability to Persown of $176,251 and $113,215, respectively, which are included in due to related parties in the accompanying balance sheets.

Other Related Parties

Other related parties include individual and corporate investors who provide various services to the Company, pay operating expenses, or advance operating funds to the Company from time to time (see also Note 8).

Deferred Compensation

The Company has entered into deferred compensation agreements with certain experienced executives to provide professional services to the Company. These agreements may be terminated by either party at any time. The cumulative deferred compensation payable was approximately 1,313,000 and $1,009,000 as of December 31, 2023 and 2022, respectively, and is included in due to related parties in the accompanying balance sheets.

Cumulative Balance Due to Related Parties

Cumulative amounts due to all related parties as of December 31, 2023 and 2022 of $2,518,962 and $1,898,824, respectively, have no formal repayment agreements and are considered due on demand and do not include an interest component, except as noted in Note 8.

5.   **Equity**

Stock Split

Effective October 26, 2022, the Company performed a 22 for 1 stock split for all holders of TrippBio stock or options.

Amended and Restated Articles of Incorporation

Effective November 22, 2022, the Company amended and restated its articles of incorporation to reflect a 22 to 1 stock split and to change the voting rights of the holders of Series A preferred stock to 277 votes per Series A share from 5,000 votes per Series A share.

The Company has authorized an aggregate of 99,900,000 shares of common stock at par value of $.001 and 100,000 shares of Series A preferred stock at par value $.001.

2022 Stock Offering

Effective November 11, 2022, the Company offered common stock for sale in blocks of 10,000 shares at a price of $4,200 per block with a maximum of 238 blocks available for sale. The Offering resulted in the sale of 45 blocks of common stock during 2022 and 2023, for an aggregate purchase price of $352,800.

Series A Preferred Stock

As of December 31, 2023 and 2022, there were 21,400 shares of Series A preferred stock issued and outstanding. These shares were issued at no cost during 2020.

Holders of Series A preferred stock are entitled to vote on each matter submitted to the Company's stockholders with respect to change of control transactions, amendments to the Company's Articles or Bylaws that change the rights of Series A preferred stock, or issuance of new classes of stock. The majority holder of Series A preferred stock is entitled to appoint one member to the Board of Directors of the Company and appoint one independent stockholder to be a member of the Board of Directors of the Company. Other than certain voting and director rights, holders of Series A preferred stock shall have the same dividend, liquidation and other rights as that of the holders of the common stock.

6.   **Incentive Compensation Plan**

During 2020, the Board of Directors approved the TrippBio, Inc. Incentive Compensation Plan (the "Plan") to assist in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company. The Company may grant certain stock-based awards including stock options, stock appreciation rights, restricted stock or other stock-based award for performance award to any eligible person as defined by the Plan. The terms of incentive awards are determined by the Board of Directors.

All non-vested options and restricted stock awards become fully vested and restrictions lapse upon any change of control of the Company. The Plan reserves 15,000,000 common shares of the Company for delivery under the Plan.

6.   Incentive Compensation Plan (Continued)

Restricted Stock Awards

At December 31, 2023 and 2022 there were 28,436,320 shares of restricted common stock issued under the Plan, generally to founders and founding team members. The restricted stock awards vested immediately and were issued at no cost to certain members of management and advisors of the Company. Restrictions include forfeiture of non-vested shares, restriction on sales or transfers of shares, and repurchase rights by the Company upon termination of service.

Stock Options

Incentive stock option awards to employees generally have a ten-year expiration term, vest in equal installments over a four-year period and are exercisable under terms and conditions as determined by the Board at the time of the grant or within the other limits defined by the Plan. Options that lapse, expire, terminate, or are cancelled may be used for future awards.

Cashless Exercise

Effective October 26, 2022, the Company adopted a Cashless Exercise method for all holders of TrippBio stock options. Under a Cashless Exercise, the option holder surrenders a number of options at the current market value of the Company's common stock to equal the exercise price of an option exercise and receives the remaining options in common shares.

The following tables summarize outstanding options issued under the Incentive Compensation Plan at December 31, 2023 and 2022.

| | 2023 | | 2022 | |
	Number of Options	Weighted Average Exercise Price	Options	Average Exercise Price
Options at beginning of year	16,766,200	$ 0.351	4,236,958	$ 0.146
Granted	9,171,194	0.42	12,529,242	0.42
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of year	25,937,394	$ 0.375	16,766,200	$ 0.351
Grants exercisable at year end	13,137,011	$ 0.368	7,851,723	$ 0.347

A summary of the Company's outstanding options at December 31, 2023 is as follows:

Options Outstanding	Exercise Price	Weighted Average Remaining Contractual Life	Options Exercisable
850,674	$ 0.003	6.6	850,674
3,386,284	$ 0.182	7.3	1,394,459
21,700,436	$ 0.420	9.2	10,891,878

The Company recorded no compensation expense related to stock options granted during the years ended December 31, 2023 or 2022.

7.   **Income Taxes**

The Company had deferred tax assets at December 31, 2023 and 2022 consisting of deferred startup costs, net operating losses ("NOLs"), and capitalized research and experimental ("R&E") expenditures. For tax years beginning after 2021, taxpayers are required to capitalize and amortize all R&E expenditures that are paid or incurred in connection with their trade or business which represent costs in the experimental or laboratory sense. Specifically, costs for U.S.-based R&E activities must be amortized over five years and costs for foreign R&E activities must be amortized over 15 years; both using a midyear convention. The Company's NOLs have no expiration. The Company has recorded a valuation allowance to fully reserve its total deferred tax assets as of December 31, 2023 and 2022.

8.   **Commitments and Contingencies**

Quality Chemical Laboratories, Inc. – (Related Party)

Effective August 25, 2021, the Company entered into an agreement (the "2021 Agreement") with Quality Chemical Laboratories, Inc. ("QCL") whereby QCL agreed to provide up to $800,000 of fee-for-service work to synthesize and purify five pro-drug candidates of probenecid that meet a pre-determined target profile (the "R&D Services"). The R&D Service was expected to be completed in five to six months from the effective date of the agreement and the Company could terminate the agreement at any time without cause. TrippBio shall own all intellectual property resulting from the from the R&D Services and QCL may not perform synthesis or other services for any pro-drugs of probenecid for a period of five years. In the absence of QCL delivering a suitable drug candidate, the Company may choose to pay for the services in either equity or cash.

Effective April 20, 2022, the Company entered into a term sheet with QCL for an investment in the Company and full payment of the R&D Services provided under the 2021 Agreement.   In accordance with the term sheet, the Company issued 27,027 shares of its common stock, valued at $9.25 per share, in full payment of all R&D Services provided by QCL. In addition, QCL would make a cash investment in the Company of $250,000 in exchange for an additional 27,027 shares of TrippBio common stock.

Effective February 23, 2023, the Company entered into a new term sheet with QCL (the "2023 Term Sheet") for an investment by QCL in TrippBio and for the partial support of the clinical development of probenecid in a suitable liquid dosage for the treatment of COVID-19, Long COVID 19, Influenza, or RSV. The 2023 Term Sheet provides for an investment by QCL of $250,000 in cash and $250,000 in service credits in exchange for common stock of TrippBio. The common stock of TrippBio is offered at the price of $0.42 per share, which would result in 595,238 shares issued to QCL. The 2023 Term Sheet also provides QCL with certain anti-dilution provisions and a right of first refusal for QCL to be a commercial manufacturer of the liquid dosage developed, unless QCL is not able to supply US FDA approved manufacturing capability when requested.

8. **Commitments and Contingencies (Continued)**

University of Georgia Research Foundation – (Related Party)

During 2020, the Company signed a licensing agreement with University of Georgia Research Foundation ("UGARF) to exclusively make, use, import, and offer for sale, licensed products of UGARF (the "License Agreement"). In consideration for the license, the Company agreed to issue common shares of the Company to UGARF that constitutes twenty percent (20%) of the total fully diluted common shares as of the effective date of the agreement. In addition, the Company agreed to pay UGARF a royalty of 5% on net sales of licensed products sold by the Company or under sublicense agreements. As part of the licensing agreement, the Company agreed to reimburse UGARF for patent expenses incurred by UGARF. At December 31, 2023 and 2022, accrued unreimbursed patent expenses due to UGARF of $118,152 and $53,740 respectively, were included in due to related parties in the accompanying balance sheets.

Effective June 6, 2022, the Company entered into the Amended Exclusive License Agreement with UGARF which defined two classes of patents that cover the intellectual property of UGARF and related royalties. Group B; US Provisional Application 63/203,026, will be charged a 3% royalty on net sales, payable to UGARF, and Group A; all other patents or applications that relate to TrippBio, will be charged a 5% royalty on net sales, payable to UGARF.

Clearway Consulting Agreement - (Related Party)

Effective March 4, 2022, the Company entered into a Consulting Agreement with Clearway Global, LLC ("Clearway"), a Company owned by a stockholder, to introduce potential accredited investors to the Company and to provide other key consultant and advisory roles. The consulting agreement may be terminated by either party with a 14 day notice. The Company shall pay Clearway a consulting fee equal to $10,000 per month, and a retainer fee of $5,000 per month until such time as a financing of at least $1 million is completed or the agreement is terminated. Upon a financing of $1 million, the Company will pay a bonus fee of $100,000 to Clearway. The Company may pay consultant fees in either cash or stock options of equal value. As of December 31, 2023 and 2022, the Company had accrued fees due to Clearway of $502,472 and $318,000, respectively, were included in due to related parties in the accompanying balance sheets

Zenovel Trial

Effective May 6, 2022, the Company entered into an agreement with Zenovel Pharma Service LLP ("Zenovel"), an Indian company, having its principal place of business in Ahmedabad, Gujarat, India, to provide research services for a study of Probenecid dose ranging and a placebo-controlled study to evaluate the efficacy and safety of Probenecid in patients with Covid-19 disease (the "Trial"). The Trial cost was approximately $287,000. During June, 2022, the Company entered into an agreement with Zenovel to prepare a placebo tablet to be available for the use of the Trial. The cost for the preparation of the placebo tablet was $9,000. The Zenovel services were completed during 2022.

9.   **Subsequent Events**

Events occurring after December 31, 2023, the date of the most recent financial statements, have been evaluated for possible adjustments to the financial statements or disclosures through June 24, 2024, which is the date the financial statements were available to be issued and has determined that, other than the information disclosed below, there were no material events requiring recognition or disclosure in the financial statements

DTRA

During 2023, the Defense Threat Reduction Agency ("DTRA") began testing of PanCytoVir against several viruses of interest to the Defense Department. These viruses include Western Equine Encephalitis, Eastern Equine Encephalitis and Venezuelan Equine Encephalitis. PanCytoVir showed good results in testing by researchers at the University of Georgia, and so far, DTRA has seen good results on the Western Equine Encephalitis, the first of the viruses it has tested. The DTRA is continuing the study of the other variants.

Regulation CF - Crowdfunding

During the first quarter of 2024, the Company approved a Crowdfunding campaign, expected to occur during the third quarter of 2024. The Company expects to file Form C with the United States Securities and Exchange Commission ("SEC") pursuant to an exemption provided by Regulation D under the Securities Act of 1933 to sell securities in reliance on the exemption under Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503). The Crowdfunding campaign can raise up to $618,000.

CERTIFICATION

I, Richard S Still, Principal Executive Officer of TrippBio, Inc., hereby certify that the financial statements of TrippBio, Inc. included in this Report are true and complete in all material respects.

Richard S Still

CFO